GLOBAL corporate compliance

06014036

May 18, 2006

SUPPL

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH, D.C. 185 SECTION

Attention: Office of International Corporate Finance

Dear Sirs: Q Gold Resources

Re: ~~Solana Petroleum Corp.~~ (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated April 25, 2006
2. News Release dated May 1, 2006
3. Audited Financial Statements for the period ended December 31, 2005
4. CFO Certification for the period ended December 31, 2005
5. CEO Certification for the period ended December 31, 2005
6. Articles of Amendment filed May 4, 2006
7. Management's Discussion and Analysis for the period ended Dec 31, 2005
8. By-Laws filed May 4, 2006
9. News release dated May 5, 2006
10. Material Change Report dated May 8, 2006
11. News Release dated May 9, 2006

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

dw 6/5

82-4931

Q-GOLD
RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES APPROVAL OF COUSINEAU TRACT ACQUISITION

SEC 12g 3-2(b) Exemption # 82-4931

April 25, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") announced today that it had received approval from the TSX Venture Exchange (the "Exchange") for the issuance of 375,000 common shares of the Corporation to the owners of the Cousineau Tract in Northwestern Ontario at a deemed price of $0.20 per share for total consideration of $75,000. This transaction was announced in a press release dated March 13, 2006. The share issuance constitutes Q-Gold's final payment under its Option enabling it to acquire a 100% interest in the 5,840 acre block of gold and base metals mining claims near Mine Centre (the "Mining Claims").

As previously announced, the owners will retain a 2.5% net smelter return (NSR) on any mineral production from the Mining Claims.

Several large tracts on the Mining Claims are scheduled for further investigation in Q-Gold's upcoming 2006 Exploration Program.

Upon completion of this transaction, the Corporation will have 14,281,489 shares issued and outstanding and 22,794,489 on a fully-diluted basis.

For more information, please contact:

J. Bruce Carruthers II, President and CEO at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

82-4931

Q-GOLD RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES COMPLETION OF $1,881,800 FINANCING WITH CANACCORD ADAMS

Not for distribution to United States newswire services or for dissemination in the United States

SEC 12g 3-2(b) Exemption # 82-4931

May 1, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation"), is pleased to announce that it has completed its previously announced financing with Canaccord Adams ("Canaccord Adams" or the "Agent") for aggregate gross proceeds of $1,881,800 (the "Financing").

The Financing consisted of the issuance of:

(1) 4,170,000 Flow-through Units ("FT Units") sold via a Short Form Offering Document ("SFOD") for gross proceeds of $1,000,800;
(2) 2,500,000 Non-Flow-through Units ("NFT Units") of the Corporation sold via a Private Placement for gross proceeds of $500,000; and
(3) 1,905,000 NFT Units through the exercise of the Over-Allotment Option by the Agent for additional gross proceeds of $381,000.

Each FT Unit was priced at $0.24 and consisted of one common share of the Corporation (the "Common Share") on a "flow-through basis" and one-half of one transferable Common Share purchase warrant (the "FT Warrant"). Each whole FT Warrant will entitle the holder to purchase one Common Share at a price of $0.30 for a period of 24 months from issuance. 1,900,004 of the FT Units are subject to a four month hold period from the date of closing.

Each NFT Unit was priced at $0.20 and consisted of one Common Share and one transferable Common Share purchase warrant (the "NFT Warrant"). The NFT Warrant entitles the holder to purchase one Common Share of the Corporation at a price of $0.26 for a period of 24 months from issuance. All securities issued pursuant to the Private Placement are subject to a four month hold period from the date of closing.

As compensation for the Financing, Canaccord Adams received an 8% cash commission on all gross proceeds raised in connection with the Financing and an Agent's Option allowing it to purchase Agent's units (the "Agent's SFOD Unit") equal to 10% of the number of FT Units sold and Agent's Units (the "Agent's PP Units") equal to 10% of the number of NFT Units sold under the Financing at an exercise price of $0.20 per Agent's SFOD Unit and Agent's PP Unit. The Agent's SFOD Unit is comprised of one Common Share and one Common Share purchase warrant (the "Agent's SFOD Warrant"). Each Agent's SFOD Warrant entitles the holder to

purchase one additional Common Share at a price of $0.30 for a period of 24 months from issuance of the Agent's SFOD Unit. The Agent's PP Unit is comprised of one Common Share and one Common Share purchase warrant (the "Agent's PP Warrant"). Each Agent's PP Warrant entitles the holder to purchase one additional Common Share at a price of $0.26 for a period of 24 months from issuance of the Agent's PP Unit.

The Agent also received a Corporate Finance Fee consisting of 200,000 Agent's PP Units.

Proceeds from the Financing will be used for general exploration expenditures on the Corporation's 100% owned Mine Centre mining claims, Crown Leases and patented claims in Northwestern Ontario and for general working capital. The funds raised from the issuance of the FT Units will be used for general exploration expenditures which will constitute Canadian exploration expenses (as defined in the *Income Tax Act*) and renounced by Q-Gold for the 2006 taxation year.

After completion the Financing, the Corporation has 23,056,489 common shares issued and outstanding.

For more information, please contact:

J. Bruce Carruthers, President and Chief Executive Officer at (928) 779-0166

82-4931

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the twelve months ending **December 31, 2005**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 1, 2006

Eric A. Gavin
Chief Financial Officer

82-4931

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, J. Bruce Carruthers II, President and Chief Executive Officer of Q-Gold Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the twelve months ending **December 31, 2005**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and
   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 1, 2006

J. Bruce Carruthers II
President and Chief Executive Officer

82-4931

Certified Copy

CORPORATE ACCESS NUMBER: 207785882

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

SOLANA PETROLEUM CORP.
CHANGED ITS NAME TO **Q-GOLD RESOURCES LTD.** ON 2004/01/21.

REGISTRAR OF CORPORATIONS

CORPORATE ACCESS NUMBER: 207785882

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

INCORPORATION

SOLANA PETROLEUM CORP.
WAS INCORPORATED IN ALBERTA ON 1998/03/25.

Articles of Incorporation
For
SOLANA PETROLEUM CORP.

Classes of Shares:	THE ANNEXED SCHEDULE "A" IS INCORPORATED INTO THIS FORM.
Number of Directors:	
Maximum Number of Directors :	7
Minimum Number of Directors:	1
Restrictions on Business To:	NONE
Restrictions on Business From:	NONE
Restrictions on Share Transfers:	THE ANNEXED SCHEDULE "B" IS INCORPORATED INTO THIS FORM.
Other Rules or Provisions:	THE ANNEXED SCHEDULE "C" IS INCORPORATED INTO THIS FORM.

Registration Authorized By: WAYNE R STROMME
INCORPORATOR

SCHEDULE "A"
TO THE ARTICLES OF INCORPORATION OF
SOLANA PETROLEUM CORP.

The Corporation is authorized to issue an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares, each having the rights, privileges, restrictions and conditions set forth as follows:

1. The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

   (a) Issuance in Series: The First Preferred Shares may be issued from time to time in one or more series and, subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares.

   (b) Ranking of First Preferred Shares: The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with subparagraph 1(a).

   (c) Approval by Holders of First Preferred Shares: The approval by the holders of the First Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporations Act (Alberta), be given in writing by the holders of all of the First Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the First Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all First Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all First Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of First Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all First Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the First Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the First Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to

meetings of the shareholders.

2. The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

   (a) Issuance in Series: The Second Preferred Shares may be issued from time to time in one or more series, and subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares.

   (b) Ranking of Second Preferred Shares: The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with subparagraph 2(a).

   (c) Approval by Holders of Second Preferred Shares: The approval of the holders of the Second Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporations Act (Alberta), be given in writing by the holders of all of the Second Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all Second Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of Second Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the Second Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

3. The Common Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

   (a) Voting: The holders of the Common Shares without nominal or par value shall be entitled to receive notice of and to attend all meetings of the

shareholders of the Corporation and to one vote in respect of each Common Share without nominal or par value held at all such meetings.

(b) Dividends: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares without nominal or par value shall be entitled to receive and participate rateably in any dividends declared by the board of directors of the Corporation.

(c) Liquidation, Dissolution or Winding-Up: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares without nominal or par value shall participate rateably in the distribution of the assets of the Corporation.

SCHEDULE "B"
TO THE ARTICLES OF INCORPORATION OF
SOLANA PETROLEUM CORP.

RESTRICTIONS ON SHARE TRANSFERS (IF ANY):

No share in the capital of the Corporation shall be transferred without the express consent of the directors of the Corporation expressed by the votes of a majority of the directors of the Corporation at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors.

SCHEDULE "C"
TO THE ARTICLES OF INCORPORATION OF
SOLANA PETROLEUM CORP.

THE PROVISIONS OF ARTICLE 4 OF THE ARTICLES OF INCORPORATION SHALL ALSO INCLUDE THE FOLLOWING:

1. The board of directors shall consist of such number of directors, being a minimu of one (1) director and a maximum of seven (7) directors, as may from time to time be determined by resolution of the board of directors.

2. Subject to the foregoing, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one third (1/3) of the number of directors who held office at th expiration of the last annual meeting.

THE PROVISIONS OF ARTICLE 6 OF THE ARTICLES OF INCORPORATION SHALL ALSO INCLUDE THE FOLLOWING PROVISIONS:

1. The number of shareholders of the Corporation, exclusive of

   (a) persons who are in the employment of the Corporation or of an affiliate of the Corporation, as that term is defined in the Securities Act (Alberta), and

   (b) persons who, having been formerly in the employment of the Corporation, or of an affiliate of the Corporation, were, while in that employment, shareholders of the Corporation and have continued to be shareholders of the Corporation after termination of that employment,

   is limited to not more than 50, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

2. Any invitation to the public to subscribe for securities of the Corporation prohibited.

Incorporate Alberta Corporation - Registration Statement

Service Request Number:	195534
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	SOLANA PETROLEUM CORP.
French Equivalent Name:	
Nuans Report Number:	60181306
Nuans Report Date:	1998/02/11
French Name Nuans Report Number:	
French Name Nuans Report Date:	
REGISTERED ADDRESS	
Street:	800, 11012 MACLEOD TRAIL SOUTH
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2J 6A5
RECORDS ADDRESS	
Street:	800, 11012 MACLEOD TRAIL SOUTH
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2J 6A5
ADDRESS FOR SERVICE BY MAIL	
Post Office Box:	
City:	
Province:	
Postal Code:	
Internet Mail ID:	
Classes Of Shares and any Maximum Number(within each class):	THE ANNEXED SCHEDULE "A" IS INCORPORATED INTO THIS FORM.
Restrictions On Share Transfers:	THE ANNEXED SCHEDULE "B" IS INCORPORATED INTO THIS FORM.
Minimum Number Of Directors:	1
Maximum Number Of Directors:	7
Restrictions On Business To:	NONE
Restrictions On Business From:	NONE
Other Provisions:	THE ANNEXED SCHEDULE "C" IS INCORPORATED INTO THIS FORM.
Professional Endorsement Provided:	
Directors Issue Shares In Series:	Y
Future Dating Required:	
Registration Date:	1998/03/25

Directors

Last Name:	CARRUTHERS II
First Name:	J.
Middle Name:	BRUCE
Street / Box Number:	1620 WEST UNIVERSITY HEIGHTS DRIVE NORTH
City:	FLAGSTAFF
Province:	ARIZONA
Postal Code:	86001
Country:	
Appointment Date:	1998/03/25
Resident Canadian:	
Status:	Active

Last Name:	TAYLOR
First Name:	JAMES
Middle Name:	B.
Street / Box Number:	560 MONTEZUMA STREET, SUITE 501
City:	SANTA FE
Province:	NEW MEXICO
Postal Code:	87501
Country:	
Appointment Date:	1998/03/25
Resident Canadian:	
Status:	Active

Last Name:	SWAGOR
First Name:	NICK
Middle Name:	
Street / Box Number:	2919 - 11TH AVENUE N.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2N 1J1
Country:	
Appointment Date:	1998/03/25
Resident Canadian:	Y
Status:	Active

Last Name:	STROMME
First Name:	WAYNE
Middle Name:	R.
Street / Box Number:	99 SPRINGWOOD CR.
City:	AIRDRIE
Province:	ALBERTA
Postal Code:	T4B 1S3
Country:	
Appointment Date:	1998/03/25
Resident Canadian:	Y
Status:	Active

Last Name:	ROOT
First Name:	WILLIAM
Middle Name:	R.
Street / Box Number:	510, 505 - 8TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 1G2
Country:	
Appointment Date:	1998/03/25
Resident Canadian:	Y
Status:	Active

Attachments

Attachment Type	Microfilm Bar Code	Date Recorded
Share Capital	ELECTRONIC	1998/03/25
Restrictions on Share Transfers	ELECTRONIC	1998/03/25
Other Rules or Provisions	ELECTRONIC	1998/03/25

Registration Authorized By: WAYNE R STROMME
INCORPORATOR

Alberta

Consumer and

Corporate Affairs

ARTICLES OF INCORPORATION

1. NAME OF CORPORATION

SOLANA PETROLEUM CORP.

2. THE CLASSES, AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

The annexed Schedule "A" is incorporated into this form.

3. RESTRICTIONS ON SHARE TRANSFERS (IF ANY):

The annexed Schedule "B" is incorporated into this form.

4. NUMBER, OR MINIMUM AND MAXIMUM NUMBER, OF DIRECTORS THAT THE CORPORATION MAY HAVE:

Minimum - 1
Maximum - 7

5. IF THE CORPORATION IS RESTRICTED FROM CARRYING ON A CERTAIN BUSINESS, OR RESTRICTED TO CARRYING ON A CERTAIN BUSINESS, SPECIFY THE RESTRICTION(S):

None

6. OTHER RULES OR PROVISION (IF ANY):

The annexed Schedule "C" is incorporated in this form.

7. DATE: 1998 (Year) March (Month) 24 (Day)

INCORPORATOR NAME	ADDRESS (INCLUDING POSTAL CODE)	SIGNATURE
WAYNE R. STROMME	99 SPRINGWOOD CR. AIRDRIE, ALBERTA, T4B 1S3	Wayne Stromme

FOR DEPARTMENTAL USE ONLY

CORPORATE ACCESS NO. ______________ INCORPORATION DATE ______________

SCHEDULE "A"
TO THE ARTICLES OF INCORPORATION OF
SOLANA PETROLEUM CORP.

The Corporation is authorized to issue an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares, each having the rights, privileges, restrictions and conditions set forth as follows:

1. The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Issuance in Series: The First Preferred Shares may be issued from time to time in one or more series and, subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares.

(b) Ranking of First Preferred Shares: The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with subparagraph 1(a).

(c) Approval by Holders of First Preferred Shares: The approval by the holders of the First Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporations Act (Alberta), be given in writing by the holders of all of the First Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the First Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all First Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all First Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of First Preferred Shares present in person or represented by proxy, whether or not they hold a

majority of all First Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the First Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the First Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of the shareholders.

2. The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) **Issuance in Series**: The Second Preferred Shares may be issued from time to time in one or more series, and subject to these articles, the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares.

(b) **Ranking of Second Preferred Shares**: The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with subparagraph 2(a).

(c) **Approval by Holders of Second Preferred Shares**: The approval of the holders of the Second Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Business Corporations Act (Alberta), be given in writing by the holders of all of the Second Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than

two-thirds of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all Second Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of Second Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the Second Preferred Shares shall be given not less than 21 days nor more than 50 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

3. The Common Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) **Voting**: The holders of the Common Shares without nominal or par value shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share without nominal or par value held at all such meetings.

(b) **Dividends**: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares without nominal or par value shall be entitled to receive and participate rateably in any dividends declared by the board of directors of the Corporation.

(c) **Liquidation, Dissolution or Winding-Up**: Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of

shares ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares without nominal or par value shall participate rateably in the distribution of the assets of the Corporation.

SCHEDULE "B"
TO THE ARTICLES OF INCORPORATION OF
SOLANA PETROLEUM CORP.

RESTRICTIONS ON SHARE TRANSFERS (IF ANY):

No share in the capital of the Corporation shall be transferred without the express consent of the directors of the Corporation expressed by the votes of a majority of the directors of the Corporation at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors.

SCHEDULE "C"
TO THE ARTICLES OF INCORPORATION OF
SOLANA PETROLEUM CORP.

THE PROVISIONS OF ARTICLE 4 OF THE ARTICLES OF INCORPORATION SHALL ALSO INCLUDE THE FOLLOWING:

1. The board of directors shall consist of such number of directors, being a minimum of one (1) director and a maximum of seven (7) directors, as may from time to time be determined by resolution of the board of directors.

2. Subject to the foregoing, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one third (1/3) of the number of directors who held office at the expiration of the last annual meeting.

THE PROVISIONS OF ARTICLE 6 OF THE ARTICLES OF INCORPORATION SHALL ALSO INCLUDE THE FOLLOWING PROVISIONS:

1. The number of shareholders of the Corporation, exclusive of

   (a) persons who are in the employment of the Corporation or of an affiliate of the Corporation, as that term is defined in the *Securities Act* (Alberta), and

   (b) persons who, having been formerly in the employment of the Corporation, or of an affiliate of the Corporation, were, while in that employment, shareholders of the Corporation and have continued to be shareholders of the Corporation after termination of that employment,

   is limited to not more than 50, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

2. Any invitation to the public to subscribe for securities of the Corporation is prohibited.

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2005
DATED MAY 1, 2006

GENERAL

The following Annual Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2005 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Corporation's Board of Directors prior to release. Under this Instrument, the Corporation is defined as a "Venture Issuer".

The financial statements have been audited by DNTW, LLP, Chartered Accountants of Calgary, Alberta in accordance with Canadian generally accepted auditing standards. The independent auditors of the Corporation have been appointed by the shareholders of the Corporation.

ACQUISITION OF MINERAL PROPERTIES

The Corporation received TSX Venture Exchange (the "Exchange") approval of a Related Party transaction on September 27, 2005 and its common shares were then listed for trading on the Exchange under the symbol "QAU".

As a result of this transaction, the Corporation is now an exploration stage mining company. It holds rights to 19,760 acres (as of the date of this report) of mining claims, Crown Leases and Patented Claims within the Archean Greenstone Belt of Northwestern Ontario, in the historic gold mining camp at Mine Centre (the "Mineral Properties"). The Mineral Properties include the Foley and Golden Star gold mines which produced in the late 1890's and 1930's and have remained undeveloped ever since. Currently the Mineral Properties are only in the exploration stage and the Corporation has not conducted any development or mining operations on them.

On August 18, 2005, the Corporation completed a Short Form Offering Document financing ("SFOD Financing"), whereby it issued 4,690,000 common shares and 4,690,000 common share purchase warrants for gross proceeds of $938,000.

OVERALL PERFORMANCE

The Corporation's principal activities during the first nine months of 2005 were largely directed toward obtaining regulatory approvals in connection with the SFOD Financing, the acquisition of the Mineral Properties and reactivation to "Tier 2 Qualifying Issuer Status" to permit relisting and trading on the Exchange (the "Reactivation"). All of these actions were completed in the 3rd Quarter of 2005.

In September, the Corporation initiated the First Phase of its Exploration Work Program on the Mineral Properties. This Phase, which was completed in November, entailed core drilling, stripping, trenching and sampling of five large gold-bearing surface veins in the Foley Mine Complex.

RESULTS OF OPERATIONS

As the Corporation is currently a mineral exploration company, it did not have any revenues or profits from operations and does not expect to receive any income from the Mineral Properties in the near future. Results

from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Mineral Properties.

The Corporation remains optimistic about the outlook for gold prices through 2006-2007 and looks forward to continuing an active exploration program on the Mineral Properties through that period.

SELECTED ANNUAL INFORMATION

	2005	2004	2003
Total Revenues	$ 6,054	$ 3,513	$ 2,759
Income (Loss) before discontinued operations & extraordinary items	(622,974)	(340,935)	(368,458)
Income (Loss) per Share	(0.06)	(0.02)	0.04
Income (Loss) per diluted share	(0.09)	(0.02)	0.04
Total Assets	145,464	146,949	175,913
Total long-term liabilities	Nil	443,849	476,573
Cash dividends	Nil	Nil	Nil

The increased losses reported in 2005 over previous years can be directly attributed to legal and compliance fees incurred during the completion of the Corporation's Reactivation and exploration expenditures incurred in association with the Exploration Work Program initiated on the Mineral Properties. The elimination of long-term liabilities in 2005 was the result of a shares for debt transaction described in the "Financial Condition" section of this report.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2005				2004			
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Total Revenues	$ 1,772	$ 2,610	$ 10	$ 1,662	($ 1,909)	$ 875	$ 892	$ 3,655
Income (Loss) before discontinued operations & extraordinary items	(166,539)	(315,817)	(91,512)	(49,106)	(175,567)	(58,973)	(52,552)	(53,843)
Income (Loss) per Share	(0.04)	(0.02)	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Income (Loss) per diluted share	(0.02)	(0.01)	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Net Income (Loss)	(119,598)	(30,251)	(90,219)	(48,293)	(138,697)	(34,465)	(76,228)	(40,910)
Net Income (Loss) per Share	(0.03)	(0.00)	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Net Income (Loss) per diluted share	(0.02)	(0.00)	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)

FINANCIAL CONDITION

For the twelve months ending December 31, 2005, Q-Gold reported (prior to extraordinary items) a loss of $649,928 ($0.13 per share) versus a loss of $340,935 ($0.02) in the same period of 2004. The initiation of the Corporation's Exploration Work Program on the Mineral Claims, the costs of which are expensed and charged against earnings until economically recoverable reserves are established, along with legal and compliance/ transfer agency fees incurred relating to the Reactivation of the Corporation and accompanying transactions, resulted in a considerable increase in expenditures and losses for the Corporation over the same period in 2004. Also, the increased loss per share in 2005 verses 2004 was the result of the share consolidation that officially took effect in September 2005. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Mineral Claims, the outlook for both cash flow and profit will be negative. However, in the near-term, the Corporation anticipates being able to obtain additional funds via equity financings to continue exploration activities on the Mineral Claims, as well as general corporate activities (see "Liquidity and Capital Resources", below).

In September 2005, the Corporation extinguished long-term debt of US$ 368,750, through the issuance of 255,000 new common shares to the creditors in a "Shares for Debt Transaction". This resulted in the elimination of all of the Corporation's long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Corporation had a working capital deficit of $21,131. During the first Quarter of 2006, the Corporation obtained loans from private sources to fund its working capital and general and administrative expenses. On April 27, 2006, the Corporation announced it had completed a financing with Canaccord Adams, resulting in the issuance of 8,575,000 additional Q-Gold common shares and 6,490,000 common share purchase warrants for gross proceeds of $1,881,800.

ADDITIONAL DISCLOSURES

For the year ending December 31, 2005, the Corporation incurred expenses totaling $265,451 (2004 - $110,977) on the Mineral Properties. These expenditures related to Phase I of the Exploration Work Program. General and Administrative Expenditures for the year totaled $ 390,431 (2004 - $233,471). The increase in expenditures over these compared periods is discussed in the "Financial Condition" section above.

On February 11, 2006, Q-Gold announced it had received Exchange approval and that it had completed the purchase of a 100% interest in 640 acres of Crown Leases near Mine Centre, Ontario, including the historic Foley Gold Mine, by issuing 250,000 shares of Q-Gold common shares to the previous owners.

On March 13, 2006, Q-Gold announced it had executed its option to acquire a 100% interest in the "Cousineau Tract", upon which the Corporation has held an option on since October 4, 2005. Subsequent to receiving Exchange approval of this transaction on April 17, 2006, the Corporation issued 375,000 common shares at a deemed value of $0.20 each for total consideration of $75,000 to the owners. The "Cousineau Tract" consists of 5,840 contiguous acres of prospective gold and base metals mining claims and is located near Mine Centre, Ontario.

OUTSTANDING SHARE DATA

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 23,056,489 Common Shares and no Preferred Shares were issued and outstanding and 40,532,489 Common Shares and no Preferred Shares on a fully-diluted basis as of the date of this MD&A. Of the Corporation's common

shares included in the issued and outstanding total above, 3,828,460 are in escrow with Computershare Trust Company of Canada and will be released incrementally every six months, with the final release scheduled on September 27, 2008.

The Corporation has 1,820,000 stock options outstanding to Directors, Officers and Consultants of the Corporation at an option prices ranging from $0.20 to $0.26 per share, with an expiry dates of September 27, 2010 (1,300,000) and April 28, 2011 (520,000). As a result of previous financings, there are purchase warrants and Agent's Options outstanding, allowing for the purchase of an additional 15,656,000 common shares of the Corporation.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information in this MD&A. The Audited financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and NI 43-101 Qualifying Reports on the Corporation's Mineral Properties are all available on SEDAR at www.sedar.com.

BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of

SOLANA PETROLEUM CORP.

(hereinafter referred to as the "Corporation")

DIRECTORS

1. **Calling of and Notice of Meetings** - Meetings of the board shall be held at such time and on such day as the chairman of the board, president or a vice-president, if any, or any two directors may determine. Notice of meetings of the board shall be given to each director not less than forty-eight hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of shareholders at which such board was elected, provided a quorum of directors be present.

2. **Votes to Govern** - At all meetings of the board every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

3. **Quorum** - A majority of directors shall constitute a quorum for the transaction of business at any meeting of directors.

4. **Interest of Directors and Officers Generally in Contracts** - No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director of officer or in which any director or officer is in any way interested be liable to be voided nor shall any director of officer so contracting or being so interested by liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the provisions of the Business Corporations Act.

MEETINGS BY TELEPHONE

5. **Directors and Shareholders** - A director may participate in a meeting of the board or of a committee of the board and a shareholder may participate in a meeting of shareholders by means of telephone or other communication facilities that permit all persons participating in any such meeting to hear each other.

SHAREHOLDERS' MEETINGS

6. **Quorum** - One shareholder or duly appointed proxyholder personally present shall constitute a quorum for a meeting of shareholders for the choice of a chairman and adjournment of the meeting. For all other purposes the quorum of a meeting of the shareholders shall be the shareholders or duly appointed proxyholders personally present not being less than one in number, and holding or representing by proxy, not less than five percent of the issued shares of the Corporation of the class or classes respectively enjoying voting rights at such meeting. Notwithstanding the foregoing, if the articles of the Corporation provide for a different quorum in respect of a meeting of shareholders of any class or series of shares, such provisions in the articles shall be incorporated into this bylaw and shall be deemed to govern the quorum requirements in respect of any such meeting.

The president, or in his absence, the chairman of the board, if such an officer has been elected or appointed and is present, otherwise a secretary who is a shareholder of the Corporation, shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

INDEMNIFICATION

7. **Indemnification of Directors and Officers** - The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Business Corporations Act.

8. **Indemnity of Others** - Except as otherwise required by the Business Corporations Act and subject to paragraph 6, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and

any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, shall not, or in itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation, and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was not lawful.

9. **Right of Indemnity Not Exclusive** - The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

10. **No Liability of Directors or Officers for Certain Acts, etc.** - To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

11. **Banking Arrangements** - The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking

business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

12. **Execution of Instruments** - Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by any two officers or directors, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and deliver specific contracts, documents or instruments in writing. The term "contracts, documents or instruments in writing" as used in this by-law shall include share certificates, warrants, bonds, debentures or other securities or security instruments of the Corporation, deeds, mortgages, charges, conveyances, transfers and assignments of property and all kinds including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

13. **Voting Rights in Other Bodies Corporate** - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

MADE: March 25, 1998.

J. BRUCE CARRUTHERS, II
President

WAYNE R. STROMME
President & Secretary-Treasurer

SOLANA PETROLEUM CORP.

The undersigned, being all of the directors of Solana Petroleum Corp. (the "Corporation"), sign the following resolution pursuant to section 112 of the *Business Corporations Act* (Alberta).

BY-LAW NO. 1

IT IS RESOLVED THAT the directors of the Corporation make By-Law No. 1, a copy of which is attached to this resolution, a by-law of the Corporation.

DATED March 25, 1998.

J. BRUCE CARRUTHERS II	JAMES B. TAYLOR
NICOLAS S. SWAGOR	WAYNE R. STRONDIE
WILLIAM W. ROOT	

SOLANA PETROLEUM CORP.

The undersigned, being all of the shareholders of Solana Petroleum Corp. (the Corporation"), sign the following resolution, pursuant to section 136 of the *Business Corporations Act* (Alberta).

BY-LAW NO. 1

IT IS RESOLVED THAT By-Law No. 1, a copy of which is attached to this resolution, is confirmed.

DATED: March 25, 1998.

J. BRUCE CARRUTHERS II	JAMES B. TAYLOR
NICOLAS S. SWAGOR	WAYNE R. STRONDIE
DONALD W. CARRUTHERS II	JAMES B. CARRUTHERS III
WILLIAM W. ROOT	RAYMOND P. CEJ
JILL ROLLINS CARRUTHERS	HEXAGON RESOURCES INC.
	Per: J. BRUCE CARRUTHERS II

82-4931

Q-GOLD RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES LAUNCH OF 2006 MINE CENTRE, ONTARIO EXPLORATION WORK PROGRAM

SEC 12g 3-2(b) Exemption # 82-4931

May 5, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation"), today announced that it has launched Phase II of its Exploration Work Program on its prospective gold and base metals claims and leases near Mine Centre in Northwestern Ontario (the "Mineral Properties"). Phase I, consisting of stripping, trenching and sampling of five of the largest gold-bearing surface veins in the Foley Mine Complex, was completed in November of 2005.

Recent staking has increased the Corporation's 100% owned holdings at Mine Centre to 22,040 acres.

Q-Gold has executed a contract with Fugro Airborne Surveys Corp. ("Fugro") for an extensive airborne (helicopter) geophysical survey of the Mineral Properties. The survey is anticipated to exceed 1,500 line kilometres in total coverage and will use Fugro's DIGEM electromagnetic (EM) system employing five signal frequencies and multi-coil geometry. The survey will also provide magnetic field and resistivity data/maps over the survey area and will be flown at either 100 or 200 metre line intervals, depending on the nature of geologic targets indicated.

The objectives of the survey are three-fold:

(1) To confirm and further delineate prior to diamond drilling, conductive EM anomalies indicated in a 1980 regional airborne survey by the Province. This survey used relatively primitive equipment at line spacings of 500 metres. These anomalies may indicate the presence of gold prospects in conjunction with sulfide deposits.

(2) To discover new conductive EM and magnetic anomalies for diamond drilling in the extensive shear zones present on the Mineral Properties.

(3) To discover additional potential gold-bearing veins that may not come to surface or are covered by glacial overburden indicated from resistivity data yielded by the survey.

J. Bruce Carruthers, President and CEO, said, "The Corporation is pleased to be able to conduct the first comprehensive, modern exploration program on the Mine Centre gold prospects, where production (principally in the 1890s), from two mines owned by Q-Gold, the Foley and the Golden Star, exceeded 16,000 ounces. Phase II is expected to begin in the second week of May starting with the Fugro survey and follow-up line-cutting and ground-based geophysics. Diamond drilling of a number of prospects is expected to commence in mid-June."

For more information, please contact:

J. Bruce Carruthers, President and Chief Executive Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

82-4931

FORM 51-102F3
MATERIAL CHANGE REPORT

Name and Address of Company
Q-Gold Resources Ltd.
#508, 121 East Birch Avenue
Flagstaff, Arizona 86001

Date of Material Change
April 28, 2006

Press Release
May 1, 2006
Method of dissemination: CCN Matthews, Canadian Mining Select Disclosure Network

Summary of Material Change
The Corporation completed a $1,881,800 (gross funds) financing with Canaccord Adams (the "Agent") consisting of the issuance of:

(1) 4,170,000 Flow-through Units at a price of $0.24 each sold via a Short Form Offering Document ("SFOD") for gross proceeds of $1,000,800. Each Flow-through Unit consists of one common share (on a "Flow-through basis") and one-half common share purchase warrant; one full warrant entitling the holder to acquire one common share of the Corporation at a price of $0.30 for a period of 24 months from issuance;

(2) 4,405,000 Non-Flow-through Units of the Corporation at a price of $0.20 each, sold via a Private Placement for gross proceeds of $881,000. Each Non-Flow-through Unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Corporation at a price of $0.26 for a period of 24 months from issuance.

Full Description of Material Change
See press release attached as Schedule "A" to this Report for Full Description of the Material Change.

Omitted Information
No information has been omitted from this Report on the basis that it is confidential information.

Executive Officer
For further information regarding this Material Change Report please contact:
Eric A. Gavin, Chief Financial Officer
Phone: (928) 779-0166

Date of Report
May 8, 2006

Schedule "A"

Q-GOLD RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES COMPLETION OF $1,881,800 FINANCING WITH CANACCORD ADAMS

Not for distribution to United States newswire services or for dissemination in the United States

SEC 12g 3-2(b) Exemption # 82-4931

May 1, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation"), is pleased to announce that it has completed its previously announced financing with Canaccord Adams ("Canaccord Adams" or the "Agent") for aggregate gross proceeds of $1,881,800 (the "Financing").

The Financing consisted of the issuance of:

(1) 4,170,000 Flow-through Units ("FT Units") sold via a Short Form Offering Document ("SFOD") for gross proceeds of $1,000,800;
(2) 2,500,000 Non-Flow-through Units ("NFT Units") of the Corporation sold via a Private Placement for gross proceeds of $500,000; and
(3) 1,905,000 NFT Units through the exercise of the Over-Allotment Option by the Agent for additional gross proceeds of $381,000.

Each FT Unit was priced at $0.24 and consisted of one common share of the Corporation (the "Common Share") on a "flow-through basis" and one-half of one transferable Common Share purchase warrant (the "FT Warrant"). Each whole FT Warrant will entitle the holder to purchase one Common Share at a price of $0.30 for a period of 24 months from issuance. 1,900,004 of the FT Units are subject to a four month hold period from the date of closing.

Each NFT Unit was priced at $0.20 and consisted of one Common Share and one transferable Common Share purchase warrant (the "NFT Warrant"). The NFT Warrant entitles the holder to purchase one Common Share of the Corporation at a price of $0.26 for a period of 24 months from issuance. All securities issued pursuant to the Private Placement are subject to a four month hold period from the date of closing.

As compensation for the Financing, Canaccord Adams received an 8% cash commission on all gross proceeds raised in connection with the Financing and an Agent's Option allowing it to purchase Agent's units (the "Agent's SFOD Unit") equal to 10% of the number of FT Units sold and Agent's Units (the "Agent's PP Units") equal to 10% of the number of NFT Units sold under the Financing at an exercise price of $0.20 per Agent's SFOD Unit and Agent's PP Unit. The

Agent's SFOD Unit is comprised of one Common Share and one Common Share purchase warrant (the "Agent's SFOD Warrant"). Each Agent's SFOD Warrant entitles the holder to purchase one additional Common Share at a price of $0.30 for a period of 24 months from issuance of the Agent's SFOD Unit. The Agent's PP Unit is comprised of one Common Share and one Common Share purchase warrant (the "Agent's PP Warrant"). Each Agent's PP Warrant entitles the holder to purchase one additional Common Share at a price of $0.26 for a period of 24 months from issuance of the Agent's PP Unit.

The Agent also received a Corporate Finance Fee consisting of 200,000 Agent's PP Units.

Proceeds from the Financing will be used for general exploration expenditures on the Corporation's 100% owned Mine Centre mining claims, Crown Leases and patented claims in Northwestern Ontario and for general working capital. The funds raised from the issuance of the FT Units will be used for general exploration expenditures which will constitute Canadian exploration expenses (as defined in the *Income Tax Act*) and renounced by Q-Gold for the 2006 taxation year.

After completion the Financing, the Corporation has 23,056,489 common shares issued and outstanding.

For more information, please contact:

J. Bruce Carruthers, President and Chief Executive Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931

Q-GOLD RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES AGREEMENT TO PURCHASE ADDITIONAL ACREAGE NEAR MINE CENTRE, ONTARIO

SEC 12g 3-2(b) Exemption # 82-4931

May 9, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation"), today announced that it has reached an agreement to purchase an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Corporation's extensive existing holdings on the southeastern shore of Bad Vermilion Lake.

The claims were purchased from private parties, one of whom, John A. (Jack) Bolen, is a Director of the Corporation and therefore is a non-arm's length party in the transaction under TSX Venture Exchange (the "Exchange") Policy 5.3. Mr. Bolen recused himself from Board of Directors approval of the Transaction, which is also subject to the approval of the Exchange.

The agreement permits Q-Gold to complete a 100% purchase of the block of mining claims for $25,000, payable in Q-Gold common shares at a deemed price of $0.25 per share, including a market discount as permitted by Exchange Policy 5.3. The Sellers were also granted a net smelter return (NSR) royalty of 2.5% on minerals produced from these claims.

The claims were the subject of diamond drilling activity in the 1980s and in 1992 by other companies. Low gold prices precluded further activity on the block. In the event Exchange approval is obtained, further evaluation of the claims will be included in Phase II of the Corporation's current Exploration Work Program at Mine Centre. This consists of an airborne (helicopter) geophysical survey and line-cutting prior to ground geophysical surveys, both of which are now in progress.

Approval of this transaction will add 320 acres to the Corporation's existing 22,040 acres of Archean Greenstone Belt gold and base metal mining claims, Crown Leases and patented claims at Mine Centre, making a total position of 22,360 acres.

Q-Gold also announced that it has executed a diamond drilling contract with NorthStar Drilling Ltd. of Brandon, Manitoba, for a minimum of 1,500 metres of "NQ" (large diameter) drill core. President and CEO, J. Bruce Carruthers said, "We are indeed fortunate to have a NorthStar rig available, beginning in mid-June, to drill a number of existing electromagnetic (EM) anomalies on our Mine Centre properties, as well as those indicated as a result of the current airborne and ground geophysical surveys noted above."

For more information, please contact:

Eric A. Gavin, Chief Financial Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com